SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For January 26, 2009
Commission File Number 1-14642
ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:
(1) The Press Release issued on January 26, 2009.

PRESS RELEASE	Amsterdam, 26 January 2009
ING update on results and measures to reduce risk and costs
ALL DATA BASED ON PRELIMINARY AND UNAUDITED FIGURES
•	FULL YEAR 2008 UNDERLYING NET RESULT EXPECTED AROUND EUR -0.4 BILLION
-	Full year 2008 net result expected of EUR -1.0 billion after divestments and special items

-	Banking underlying net result of EUR 0.5 billion supported by retail franchise in home markets

-	Insurance underlying net result of EUR -0.9 billion impacted by declines across asset classes
•	FOURTH QUARTER UNDERLYING NET RESULT EXPECTED OF EUR -3.3 BILLION
-	Result driven by impairments and fair value adjustments on pressurized assets

-	Banking underlying net result approximately EUR -1.3 billion

-	Insurance underlying net result around EUR -2.0 billion
•	REDUCTION OF RISK AND EXPENSES TO ADAPT ORGANIZATION TO NEW ENVIRONMENT
-	Risks reduced by Illiquid Assets Back-up Facility with Dutch State covering 80% of Alt-A RMBS

-	Further risk reduction by limiting exposure to major asset classes

-	Cutback of expenses by EUR 1 billion in 2009 including workforce reduction of 7,000 positions

-	Selective divestments outside the focus of core franchise
ING announced today that it is taking measures to counter the implications of the persistently challenging economic and market conditions. In order to adapt the organization to the new business environment, ING is taking several steps to reduce risk and expenses and increase focus on its core savings and investment business.
Based on preliminary and unaudited figures, ING expects to report an underlying net result of approximately EUR -0.4 billion for the full year 2008. The net result of around EUR -1.0 billion for the full year reflects the effects of selling the insurance business in Taiwan and ending the pension operations in Argentina. The Banking underlying net result of EUR 0.5 billion was supported by the retail franchise in our home markets. Insurance is expected to report a full year underlying net result of EUR -0.9 billion as impairments across all asset classes impacted results.
In the fourth quarter market conditions deteriorated sharply, making it the worst quarter for equity and credit markets in over half a century. This led to an underlying net result of EUR -3.3 billion for the fourth quarter, based on preliminary and unaudited figures. Results were impacted by impairments and losses on pressurized assets (subprime RMBS, Alt-A RMBS and CDOs/CLOs) of EUR -2.0 billion, on equity securities of EUR -0.7 billion and on debt securities of EUR -0.3 billion, all on a pre-tax basis. Revaluations on real estate amounted to EUR -0.6 billion and on private equity to EUR -0.3 billion. Other market impact included equity capital gains and equity hedges of EUR -0.2 billion, equity related DAC (deferred acquisition costs) unlocking of EUR -0.3 billion and the result of FX hedges and other mark-to-market valuations of EUR -0.7 billion. Loan loss provisions increased to EUR -0.6 billion for the quarter as economic conditions worsened.
ING’s capital and capital ratios remained strong. Total equity was EUR 28.6 billion at year end 2008, up from EUR 25.6 billion at the end of the third quarter, including the core Tier-1 securities issued to the Dutch State. ING Bank’s Tier-1 ratio was 9.1% at year end with a core Tier-1 ratio of 7.1%. The capital coverage ratio for ING Insurance was 258% while the group debt/equity ratio stood at 12.6% at year-end.
Commercial activity kept up well given the inevitable impact of worsening economic conditions. Customer deposits increased in 2008, despite some currency effects and rebalancing in the fourth quarter. Lending growth was strong in 2008 despite a decline which occurred in the fourth quarter except in the Netherlands. Insurance sales declined from the third quarter reflecting lower demand for investment products.

“Naturally, I am disappointed with our results in this extremely tough environment,” said Jan Hommen, Chairman and CEO-designate of ING. “With the continuing challenging outlook, we feel it is important to take additional action to decrease our risks and expenses. We sincerely regret the impact that some of the measures we are announcing today will have on our colleagues, but these steps are essential to adapt our organization to the new business environment.”
ILLIQUID ASSETS BACK-UP FACILITY
ING and the Dutch government have reached an agreement on an Illiquid Assets Back-up Facility covering 80% of ING’s Alt-A mortgage securities. Market prices for these securities have become depressed as liquidity dried up, which had an impact on ING’s results and equity far in excess of reasonably expected credit losses. The transaction will significantly reduce the uncertainty regarding the impact on ING of any future losses in the portfolio.
Under the terms of the Back-up Facility, a full risk transfer to the Dutch State will be realized on 80% of ING’s EUR 27.7 billion portfolio of Alt-A RMBS at ING Direct USA and ING Insurance Americas. The Dutch State therefore will participate in 80% of any results of the portfolio. This risk transfer will take place at a discount of 10% of par value. ING will remain the legal owner of 100% of the securities and will remain exposed to 20% of any results on the portfolio.
As a consequence of the transaction, the Dutch State will be entitled to receive 80% of the cash flows of the total portfolio. ING will pay to the Dutch state an annual Guarantee Fee consisting of a fixed amount plus a percentage of the payments received on the securities. The net present value of this fee is EUR -0.6 billion. ING will receive from the Dutch State payments representing a net present value of EUR 0.5 billion. In addition ING will receive from the Dutch State a management fee with a net present value of EUR 0.7 billion. As a consequence of the factors above, the transaction will have a limited impact on ING’s first quarter profit & loss.
The effects of the transaction on ING’s capital and balance sheet will include a reduction of equity volatility, a positive impact on shareholders’ equity of EUR 5 billion through a reduction of the negative revaluation reserve. Risk-weighted assets will be reduced by approximately EUR 15 billion, raising ING Bank’s Tier-1 ratio by approximately 40 basis points to 9.5% and the core Tier-1 by 32 basis points to 7.4%, both on a pro forma basis. The transaction is expected to close in the first quarter of 2009, subject to further documentation and regulatory approval.
ING will earmark part of the capital released by the Back-up Facility to support the growth of the Dutch lending business for an amount of EUR 25 billion at market conforming conditions. Under the terms of the agreement, ING commits itself to pro-actively use EUR 10 billion of the Credit Guarantee Scheme of the State of the Netherlands to support the scheme.
For the duration of the Back-up Facility, ING will maintain the corporate governance measures agreed upon issuing core Tier-1 securities to the State in November 2008. In addition, the government-nominated members of the ING Supervisory Board will have approval rights on certain executive appointments. The Executive Board of ING has agreed to forego all bonuses until a reviewed remuneration policy will be completed. This policy will include criteria on sustainability for the Executive Board and is expected to be proposed to the annual General Meeting of Shareholders in 2010.
“With this agreement, we take a firm stride to reduce the risks on our balance sheet. We much appreciate the measures the Dutch government is taking in this phase to restore confidence in the financial sector and stimulate the economy and thank them for reaching this agreement,” said Jan Hommen.
REDUCING RISK AND LEVERAGE
ING has also initiated measures to reduce exposure to several major other asset classes. Proprietary equity exposure has been reduced from EUR 15.8 billion at the end of 2007 to EUR 5.8 billion at year-end 2008, which for EUR 1.9 billion consists of strategic banking stakes including in Bank of Beijing and Kookmin. Of the remainder, EUR 3.9 billion is hedged against further market losses. A temporary hedging program was put in place to reduce earnings volatility as a result of DAC unlocking.
ING aims to reduce the bank balance sheet by 10% by decreasing the non-lending part by 25%. The available for sale portfolio will be reduced over time as proceeds from maturing securities will be used to fund ING-originated loans. Reducing trading activities, deposits at other banks and reverse-repos will make up most of the remaining reduction. At the same time, lending growth will be maintained especially in our core Corporate and Retail business.

REDUCING EXPENSES
ING will cut operating expenses by EUR 1 billion in 2009. The structural expense reduction will lead to annual savings of approximately EUR 1.1 billion from 2010 onwards. Of the cutback, 35% will come from a reduction of the workforce by approximately 7,000 full-time positions in 2009. The remainder of the expense reduction comes from decreasing costs for our head office, marketing, the Formula 1 program, consultancy, third-party staff and the renegotiating of certain contracts with IT-vendors. Of the total expense reduction, EUR 650 million will be realized in Banking and EUR 350 million in Insurance.
Further details of the expense reduction program will become available in the coming months. The workforce measures will be made in accordance with local regulations and will be discussed with the respective stakeholders. A restructuring provision for severance costs of approximately EUR 450 million after-tax will be booked of which two thirds in the first quarter of 2009 and the remainder in the second quarter.
INCREASING FOCUS
“Even in the current circumstances, our strategic focus on retail savings and investments is proving to be a solid foundation for our business. Inherent to ING’s business model of collecting retail savings and investments are a strong liquidity position and a limited reliance on wholesale funding. These have positioned us relatively well in the current environment and will be a strong advantage when the financial industry emerges from the current crisis,” said Jan Hommen.
ING will increase its focus on businesses and regions where it has a strong position in savings and investments that is sustainable for the long term. In this context, we have reviewed investments in new greenfield operations to preserve capital and have decided not to launch ING Direct operations in Japan. In addition, several business units have been identified for divestment. ING will work towards these disposals in a disciplined way.
ADDITIONAL INFORMATION
All figures mentioned in this press release are based on preliminary data, are unaudited and may change. ING will present its complete 2008 Full Year Results on Wednesday 18 February 2009, including the customary presentations for the media and investment communities.
Analyst and media conference calls
An investor and analyst conference call will start at 9:00 CET. Members of the investment community can join in listen-only mode at +31 45 631 6900 (NL) or +44 207 153 2027 (UK) or +1 480 248 5085 (US) or via live audio webcast at www.ing.com.
A media conference call will start at 11:00 CET. Journalists can join in listen-only mode at +31 20 796 5332 (NL) or +44 20 8515 2303 (UK) or via live audio webcast at www.ing.com.

Press enquiries		Investor enquiries
Peter Jong	Raymond Vermeulen	ING Group Investor relations
+31 20 541 5457	+31 20 541 5682	+31 20 541 5571
Peter.Jong@ing.com	Raymond.Vermeulen@ing.com	Investorrelations@ing.com
ING Profile
ING is a global financial institution of Dutch origin offering banking, investments, life insurance and retirement services to over 85 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of about 130,000 people, ING is dedicated to setting the standard in helping our clients manage their financial future.
Important legal information
Certain of the statements contained herein are statements of future expectations and other forward-looking statements. These expectations are based on management’s current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING’s core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates (viii) general competitive factors, (ix) changes in laws and regulations, (x) changes in the policies of governments and/or regulatory authorities, (XI) conclusions with regard to purchase accounting assumptions and methodologies, (XII) ING’s ability to achieve projected operational synergies. ING assumes no obligation to update any forward-looking information contained in this document.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld
General Manager Group Finance & Control

By:	/s/ W.A. Brouwer
W.A. Brouwer
Assistant General Counsel

Dated: January 26, 2009